SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

January 15, 2004

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

JAN 15, 2004

                                             Symbol – TSX: KGI

EXPLORATION UPDATE-ORE EXTENSIONS; NEW HANGINGWALL VEINS; DRILLING  ON NEW PORPHYRY ZONE TO RESUME; PRODUCTION RECOMMENCES AT LAKE SHORE RAMP

Kirkland Lake Gold Inc (the “Company”) is pleased to announce drilling results and other updates from its Kirkland Lake Mines. The Company purchased the Macassa Mine and the 1500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001.These properties, which have historically produced some 22 million ounces of gold, extend over 7 kilometers between the Macassa Mine on the east and Wright Hargreaves on the west.

DRILLING EXTENDS ORE-  H 42-1107 Returns 2.44 Ounces of Gold Over 3.4 Feet (2.8 Feet True Width)

Historically, little drilling has been carried out at the Macassa Mine and in the Kirkland Lake Camp to the south of the primary ore structures, the Main and ’04 Breaks, where a discovery  to the south is referred to as a hangingwall vein.

A number of new veins to the south of the mine workings have been intersected during recent definition and exploration drilling (see Table 2 as New_HW). In addition several known hangingwall veins have been extended substantially . Of particular interest, hole 42-1107 returned 2.44 ounces of gold over 3.4 feet (2.8’ feet of true width – (“TW”), at 200 feet east of the closest drill hole in 4206 ore block (10,600 tons @ 0.41 ounce per ton probable reserve). Another important extension is to the 5035 ore block HW vein (5,100 tons @ 0.51 ounce per ton probable reserve). Hole 50-566 intersected 1.19 ounces of gold over 3.4 feet (2.6 feet TW), while hole 50-559 intersected 2.50 (2.89 uncut) ounces of gold over 2.8 feet (2.4 feet TW). This is 150 feet east of the closest drill hole in 5035 block.

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
42-1107	EAST OF 4206	210.0	213.4	+41	56	2.44/3.4’=2.8’ TW
50-566	EAST OF 5035	216.1	219.5	+70	048	1.19/3.4=2.6’ TW
	NEW-HW	45.5	48.2	+70	048	0.52/2.7=TW Unknown
50-559	NEW-HW	34.4	35.9	+79	315	0.30/1.5=TW Unknown
	EAST OF 5035	110.0	112.8	+79	315	2.50/2.8 (2.89/2.8 uncut) =2.4’ TW

TW =True Width

VG=Visible gold        CUT = cut to 3.50 oz/ton

NEW HANGINGWALL VEINS AND OTHER RESULTS

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
42-1050	HW -4508	142.7	143.7	-25	230	2.88/1.0’=0.9’ TW
	HW -4508	154.2	155.5	-25	230	2.25/1.3’=1.1’ TW
	HW -4508	166.0	169.4	-25	230	1.29/3.4’=3.3’ TW
	HW -4508	173.2	177.4	-25	230	2.87/4.2’=3.7’ TW
45-818	NEW-HW	15.9	20.0	-41	200	0.45/4.1’=TW Unknown
47-909	HW-4710	37.0	40.7	-57	287	1.64/3.7=2.0’ TW
47-916	HW-4710	29.8	32.8	-32	264	2.21/3.0’=1.4’ TW UNCUT(1.62/3.0’ CUT)
	’04-4712	57.1	58.2	-32	264	0.77/1.1’=0.5’ TW
42-1062	NEW-HW	19.9	20.9	0	303	1.40/1.0’=TW Unknown
42-1061	NEW-HW	18.3	19.3	0	342	3.24/1.0’=TW Unknown
42-1055	NEW-HW	63.5	64.5	-20	244	0.51/1.0’=TW Unknown
	NEW-HW	152.5	157.6	-20	244	0.25/5.1’= TW Unknown
	HW -4505	168.3	178.5	-20	244	0.39/10.2’=TWUnknown
	INCLUDING	175.1	178.5	-20	244	0.60/3.4’= TW Unknown
42-1057	NEW-HW	44.7	46.9	-44	209	1.10/2.2’= TW Unknown
47-981	NEW-HW	12.9	13.9	-16	024	0.25/1.0’=TW Unknown
	NEW-HW	63.8	70.6	-16	024	0.25/6.9’=TW Unknown
	NEW-HW	80.5	84.1	-16	024	1.61/3.6’=TW Unknown
	’04-5016	152.5	154.5	-16	024	0.55/2.0’= 1.2’ TW
49-158	’04-4940	109.5	112.3	+7	347	8.41/2.8’ UNCUT = 2.4’ TW
47-939	HW -4705	179.3	189.6	+16	185	0.40/10.3’=7.7’ TW
	HW -4705	200.2	201.7	+16	185	0.85/1.5’= 1.1’ TW
	HW -4705	204.9	206.7	+16	185	3.12/1.8’=1.4’ TW
45-841	HW -4507	27.5	33.6	+40	277	0.88/6.1’=1.6’ TW
42-1064	NEW-HW	221.6	228.0	-4	101	1.18/6.4 (1.34/6.4 uncut) =TW Unknown
	INCLUDING	225.4	228.0	-4	101	2.63/2.6 (3.02/2.6 uncut) =TW Unknown
50-547	H.W. VEIN+’04 BREAK	160.0	184.0	+38	342	0.64/24.0=7.9’TW
47-1003	NEW-HW	28.7	30.7	+52	209	0.31/2.0=TW Unknown
	NEW-HW	36.0	37.3	+52	209	0.85/1.3=TW Unknown
47-1006	NEW-HW	188.1	189.1	+32	213	0.74/1.0=TW Unknown
47-1005	NEW-HW	105.0	106.1	+35	200	0.43/1.1=TW Unknown
	NEW-HW	154.5	155.5	+35	200	1.71/1.0=TW Unknown
47-1004	NEW-HW	104.5	106.2	+31	195	0.48/1.7=TW Unknown
	NEW-HW	875.0	880.0	+4	134	0.11/5.0=TW Unknown
	SOUTH BREAK	897.0	908.7	+4	134	0.13/11.7=10.8’ TW
	SOUTH BREAK	897.0	910.3	+4	134	OR 0.12/13.3=12.2’ TW
	NEW-HW	942.3	943.7	+4	134	0.15/1.4=TW Unknown
47-995	#6 BREAK	597.7	600.0	-3	134	0.67/2.3=2.1’ TW
	NEW-HW	1048.0	1049.5	-2.5	134	0.13/1.5=TW Unknown
	NEW-HW	1055.0	1057.0	-2.5	134	0.12/2.0=TW Unknown
	NEW-HW	1993.0	1994.5	-2	141	0.17/1.5=TW Unknown
THE03-16	UPPER COURT	356.5	361.1	-76	341	0.06/4.6=3.7’ TW

TW = True Width   VG = Visible Gold   TELL = Tellurides   CUT= cut to 3.50 oz./ton

HW=Hangingwall vein     ’04 Brk=’04 Break (main ore horizon)      FW=footwall vein

NSV=no significant value

DRILLING OF NEW PORPHYRY ZONE TO RESUME

As described in the Company’s news release of November 6 2003, three new mineralized zones have recently been discovered in hole 47-994B  located 800 feet, 1,365 feet and 1,617 feet south of the – 4700 level at the Macassa Mine . Drilling of these zones  returned 2.94 ounces ton of gold over 5.5 feet core length (uncut assay), 0.77 ounces per gold over 2.7 feet core length, and 0.16 ounces per gold  over 62.2 feet of core length, including 1.89 ounces per ton  gold over 3.0 feet core length. At least four hangingwall vein systems have now been identified 600 feet to 1,600 feet south of the main mine workings.

Hole 47-995 was drilled 200 feet east of, and 100 feet up from hole 47-994B. It intersected the Porphyry, and returned numerous zones of mineralization . At Macassa,  an average of 25% of drifting on ore-bearing structures results in ore; one in every four drill holes on any zone will result in ore, while the rest intersect alteration and anomalous assays similar to hole 47-995. The #6 Break, at 600 feet to the south, returned the best value, at 0.67 ounces of gold per ton over 2.3 feet (2.1 feet-TW), and a value of 0.17 ounces of gold per ton over 1.5 feet (unknown TW) was intersected at 1993 feet.

Follow-up drilling of the Porphyry and other zones will resume shortly, once construction on a larger drill bay is completed. In the meantime, a drill hole was undertaken to the east to target the South Break zone (~1,000 feet to the south). Hole 47-1013 returned 0.12 ounces of gold per ton over 13.3 feet (12.2’TW).

PRODUCTION RESUMING AT THE LAKESHORE RAMP

Following a successful surface drill program in 2002, an existing three level , east-west ramp on the Lake Shore property was rehabilitated. A definition drill program from underground was then carried out to develop proven and probable reserves. In the first half of 2003, development projects were undertaken by contractors to prepare for mining.

During the fall of 2003, the Company went through an operational transition away from using mining contractors to building it’s own employee base and acquiring it’s own equipment profile of jumbo drills, scoop trams and trucks which has now been completed.

The Court Vein, one of many new veins identified in the program, was discovered in May, 2002 on the boundary between Lake Shore and Teck-Hughes Properties and is one of the first targets in the Company’s mining program. A drift  has been driven on the Court Vein, and a bench has been taken. The grade for these first two cuts is 0.81 ounces of gold per over 8.2 feet average face width (cut). The uncut value is 1.73 ounces of gold over 8.2 feet. This covers a 75 foot length of the vein. The reserves and resources in this zone are 5,900 tons at 0.80 ounces of gold per ton probable reserves, 9,500 tons at 0.41 ounces of gold per ton indicated resources, and 2,000 tons at 0.43 ounces of gold per ton inferred resources.

Hole THE03-16 intersected this vein 300 feet to the west of the next nearest drill hole. While this hole did not run ore grade, it indicates that the potential to extend the ore along it’s plunge (to the west) is very good.

QUALITY ASSURANCE AND CONTROL

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities

Administrators).

The Company has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.  The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.  The Company’s Macassa Mine Property is the subject of a reserve report prepared by David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 and a reserve report prepared by Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003.  All of these technical reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian A. Hinchcliffe

 (705) 567-5208

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. investors concerning estimates of Measured and Indicated Resources

This News Release uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.

U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. investors concerning estimates of Inferred Resources

This News Release uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that  part or all of an inferred resource exists, or is economically or legally minable.

Cautionary Note to U.S. Investors- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” ”resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20F, File No. 01-31380, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.sht

The reserves and resources have been estimated using definitions and procedures which conform to National Instrument 43-101. These reserves and resources were completed internally by the Company’s personnel, while the previous reserves and resources were completed in December 2002 internally by the Company’s  personnel and were audited by Roscoe Postle Associates Inc. (an independent geological and mining consulting firm).

The reserves are not part of the resources. For details on the calculation of reserves and resources, please refer to previous disclosure on the Company’s website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	January 16, 2004	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer